Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 27, 2009

Relating to Prospectus dated December 11, 2007

Registration Statement No. 333-147282

This issuer free writing prospectus should be read together with the prospectus dated December 11, 2007 (the “Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-147282) relating to the common stock of Seattle Genetics, Inc. (the “Common Stock”) including the documents incorporated by reference therein. The Registration Statement and the Prospectus included therein can be accessed through the following link: http://idea.sec.gov/Archives/edgar/data/1060736/000119312507242509/ds3.htm. References below to “we,” “us,” “our” and “Seattle Genetics” refer to Seattle Genetics, Inc. and its subsidiary unless the context otherwise requires.

On January 27, 2009, we entered into a stock purchase agreement (the “Baker Purchase Agreement”) with Baker Brothers Life Sciences, L.P. (“BBLS”), an existing stockholder. The Baker Purchase Agreement provides that, subject to stockholder approval and customary closing conditions, BBLS and certain affiliated funds (the “Baker Entities”) will purchase a number of shares of our common stock, par value $0.001 per share (“Common Stock”), that would allow the Baker Entities to maintain their collective 17.03% beneficial ownership position in us after giving effect to both the sale of shares of our Common Stock in the underwritten public offering of our Common Stock (the “Offering”) and the sale of shares of our Common Stock to the Baker Entities pursuant to the Baker Purchase Agreement (such number of shares, the “Baker Shares”). If the transactions contemplated by the Baker Purchase Agreement are consummated, the purchase price per share for the Baker Shares will be equal to the greater of the volume weighted average price at which the shares are sold by UBS Investment Bank in the Offering, and the price at which the shares are sold by us to UBS Investment Bank. We have agreed to use commercially reasonable efforts to obtain stockholder approval for the transactions contemplated by the Baker Purchase Agreement by June 1, 2009, and if we do not receive such approval, the Baker Purchase Agreement will be terminated and the sale and issuance of the Baker Shares will not be consummated. In addition, in the event that the Offering is not consummated, either we or BBLS may terminate the Baker Purchase Agreement. Felix Baker, Ph.D., one of our directors, is a Managing Member of Baker Brothers Life Sciences Capital (GP), LLC, the general partner of BBLS’s general partner. The foregoing is only a brief description of the material terms of the Baker Purchase Agreement, does not purport to be a complete statement of the rights and obligations of the parties under the Baker Purchase Agreement and the transactions contemplated thereby, and is qualified in its entirety by reference to the Baker Purchase Agreement that is filed as Exhibit 10.1 the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 27, 2009, and incorporated herein by reference.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus supplement relating to the offering, when available, may be obtained from UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or 888-827-7275.